UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2026

Commission File Number 001-43171

Versamet Royalties Corporation

(Translation of registrant’s name into English)

Suite 3200, 733 Seymour Street, Vancouver, British Columbia, V6B 0S6, Canada

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F  ☐  Form 40-F  ☒

SUBMITTED HEREWITH

EXHIBIT

99.1	Unaudited Condensed Interim Financial Statements for the three and six months ended June 30, 2026.

99.2	Management’s Discussion and Analysis for the three and six months ended June 30, 2026.

99.3	CEO Certification dated August 13, 2026.

99.4	CFO Certification dated August 13, 2026.

99.5	News Release dated August 13, 2026.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Versamet Royalties Corporation

/s/ Victoria McMillan
Victoria McMillan
Chief Financial Officer
Date: August 13, 2026